--------
 FORM 4             U.S. SECURITIES AND EXCHANGE COMMISSION
--------                       Washington, DC  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or 5 obligations may continue. See Instruction 1(b)

================================================================================
1. Name and Address of Reporting Person*

   WorldCom, Inc.
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   (Last)                            (First)                            (Middle)

   500 Clinton Center Drive
--------------------------------------------------------------------------------
                                     (Street)

   Clinton                         Mississippi                            39056
--------------------------------------------------------------------------------
   (City)                            (State)                               (Zip)


2. Issuer Name and Ticker or Trading Symbol

   World Access, Inc. (WAXS)


3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

   December 2000


5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)

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   [ ] Other (specify below)

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7. Individual or Joint/Group Filing

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person


 Table 1 C - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Transaction Date  3. Transaction  4. Securities Acquired     5. Amount of     6. Ownership   7. Nature of
   (Instr. 3)            (Month/Day/Year)     Code            (A) or Disposed of (D)     Securities       Form:          Indirect
                                              (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially     Direct         Beneficial
                                                                                         Owned at         (D) or         Ownership
                                                                                         End of Month     Indirect       (Instr. 4)
                                                                                         (Instr. 3        (I)
                                                                                         and 4)           (Instr. 4)
--------------------  -------------------  --------------  -------------------------  ---------------  -------------  --------------
                                            Code     V      Amount   (A)     Price
                                                                     or
                                                                     (D)
                                           ------  ------  --------  ---  ----------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

 Table II C Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------

Convertible $11.50    12/19/00  A         10,402.84     Immed.   (1)      Common  904,595  (1)      10,402.84   D
Preferred                                 (1)                             Stock
Stock
Series H




Explanation of Responses: (1) In connection with the merger between World Access, Inc. and WorldxChange Communications, the reporting persons acquired 10,402.84 shares of Convertible Preferred Stock, Series H in satisfaction of obligations owed by WorldxChange Communications to the reporting persons in the approximate amount of $10 million. The Convertible Preferred Stock, Series H is convertible into 904,595 shares of Common Stock, subject to certain anti-dilution rights. The Convertible Preferred Stock, Series H is convertible at the option of the holder at any time and shall be converted automatically upon the third anniversary of the issue date or upon a "change of control," as defined.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


WorldCom, Inc.

          /s/ Scott D. Sullivan                              2/21/01
---------------------------------------------       ---------------------------
     **Signature of Reporting Person                           Date

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                             JOINT FILER INFORMATION


Designated Filer:         WorldCom, Inc.

Issuer:                   World Access, Inc. (WAXS)

Statement for:            December 2000

Name of Additional        MCI WORLDCOM Network Services, Inc. (successor to
Reporting Person:         WorldCom Network Services, Inc.)

IRS I.D. #:               13-2745892

Signature:                MCI WORLDCOM Network Services, Inc.

                          By:  /s/ Scott D. Sullivan
                               -------------------------------------------------
                                 Name:   Scott D. Sullivan
                                         ---------------------------------------
                                 Title:  Chief Financial Officer and Secretary
                                         ---------------------------------------


Name of Additional        MFS Telecom, Inc.
Reporting Person:

IRS I.D. #:               36-3547776

Signature:                MFS Telecom, Inc.


                          By:  /s/ Scott D. Sullivan
                               -------------------------------------------------
                                 Name:   Scott D. Sullivan
                                         ---------------------------------------
                                 Title:  Chief Financial Officer and Secretary
                                         ---------------------------------------



Name of Additional        Brooks Fiber Communications of Texas, Inc.
Reporting Person:

IRS I.D. #:               43-1714867

Signature:                Brooks Fiber Communications of Texas, Inc.


                          By:  /s/ Scott D. Sullivan
                               -------------------------------------------------
                                 Name:   Scott D. Sullivan
                                         ---------------------------------------
                                 Title:  Chief Financial Officer and Secretary
                                         ---------------------------------------